                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D
                                    (Rule 13d-101)

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 10)


                            ALLSTATE FINANCIAL CORPORATION
                                    (Name of Issuer)


                            Common Stock, without par value
                              (Title of Class of Securities)


                                     020011 10 2
                                    (CUSIP Number)



                             Gerald F. Heupel, Jr., Esq.
                        Elias, Matz, Tiernan & Herrick L.L.P.
                                      12th Floor
                                734 15th Street, N.W.
                               Washington, D.C.  20005
                                    (202)347-0300
           (Name, Address, Telephone Number of Person Authorized to Receive
            Notices and Communications)

                                    March 4, 1998
                (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                  Page 1 of 13 Pages

    CUSIP No.  020011 10 2           13D              Page 2 of 13 Pages

     1    NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Value Partners, Ltd.  75-2291866

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [X]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          N/A

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

     NUMBER OF SHARES                  7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                     661,835

                                       8     SHARED VOTING POWER

                                             N/A

                                       9     SOLE DISPOSITIVE POWER

                                             661,835

                                      10     SHARED DISPOSITIVE POWER

                                             N/A

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           661,835

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [X]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.6%

      14   TYPE OF REPORTING PERSON*

           PN

    CUSIP No.  020011 10 2             13D            Page 3 of 13 Pages

     1    NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ewing & Partners  75-2741747

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [X]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          N/A

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas



    NUMBER OF SHARES                    7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH                       N/A

                                        8     SHARED VOTING POWER
                                              661,835

                                        9     SOLE DISPOSITIVE POWER

                                              N/A

                                       10     SHARED DISPOSITIVE POWER

                                              661,835

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           661,835

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [X]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.6%

      14   TYPE OF REPORTING PERSON*

           PN

CUSIP No.  020011 10 2       13D                  Page 4 of 13 Pages


      1     NAMES OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Timothy G. Ewing

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [X]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS*

           N/A

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

           N/A

      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


     NUMBER OF SHARES                  7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH                      N/A

                                       8     SHARED VOTING POWER

                                             661,835

                                       9     SOLE DISPOSITIVE POWER

                                             N/A

                                      10     SHARED DISPOSITIVE POWER

                                             661,835


      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          661,835

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.6%

      14  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  020011 10 2           13D                   Page 5 of 13 Pages

      1     NAMES OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David W. Campbell

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*
            PF
            00

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

            N/A

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

    NUMBER OF SHARES                   7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH                      11,000

                                       8     SHARED VOTING POWER

                                             2,500

                                       9     SOLE DISPOSITIVE POWER

                                             11,000

                                      10     SHARED DISPOSITIVE POWER

                                             2,500

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,500

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    [X]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .6%

     14  TYPE OF REPORTING PERSON*

         IN

CUSIP No.  020011 10 2           13D                   Page 6 of 13 Pages


      1     NAMES OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Edward A. McNally

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                     (b) [X]
      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

            N/A

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America


    NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH              13,000


                               8     SHARED VOTING POWER

                                     N/A

                               9     SOLE DISPOSITIVE POWER

                                     13,000

                              10     SHARED DISPOSITIVE POWER

                                     N/A


      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,000

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [X]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .6%

      14   TYPE OF REPORTING PERSON*

           IN

CUSIP No.  020011 10 2           13D                   Page 7 of 13 Pages

      1     NAMES OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            William H. Savage

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

            N/A

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America


    NUMBER OF SHARES                   7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH                      18,000

                                       8     SHARED VOTING POWER

                                             1,000

                                       9     SOLE DISPOSITIVE POWER

                                             18,000

                                      10     SHARED DISPOSITIVE POWER

                                             1,000

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,000

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [X]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .8%


     14    TYPE OF REPORTING PERSON*

           IN

           CUSIP No.  020011 10 2   Amendment No. 10            Page 8 of 13


               Value  Partners, Ltd.  ("Value Partners") hereby  amends its
          Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below. In addition, since Value Partners filed a lawsuit against the Issuer on December 29, 1997 jointly with David W. Campbell, Edward A. McNally and William H. Savage, who are three non-employee directors of the Issuer, Messrs. Campbell, McNally and Savage are included as reporting persons. Value Partners, Ltd., Ewing & Partners, Timothy G. Ewing, David W. Campbell, Edward A. McNally and William H. Savage are sometimes collectively referred to herein as the "Reporting Persons."

               The following items are supplemented as follows:

          Item 4.  Purpose of Transaction

               As previously reported, on December 29, 1997, Value Partners and Messrs. Campbell, McNally and Savage jointly filed in the Circuit Court of Arlington County, Virginia a petition to set aside the election of directors at Allstate's 1997 annual meeting of stockholders held on November 18, 1997 (the "1997 Annual Meeting") and to obtain an order that a new election be held. The petition requested the Court, pursuant to Va. Code -Section-13.1-681, to (i) proceed forthwith in a summary way to hear and decide the issues presented; (ii) set aside the election of directors held at the 1997 Annual Meeting; (iii) order that there be held as soon as possible a new election of directors of Allstate; (iv) enjoin and restrain respondents Craig Fishman, Leon Fishman, Eugene Haskin, James Spector and Alan Freeman (the "Management Directors") from exercising without court approval any powers as directors pending a new election; and (v) grant such other relief as the Court may deem just and equitable.

               The lawsuit was filed as a result of the failure of the Management Directors to honor the terms of the agreement unanimously approved by the Board of Directors on September 24, 1997 pursuant to which (among other things): (1) Allstate's Board was expanded to ten (as opposed to nine) directors; (2) Messrs. Campbell, McNally and Savage consented to stand for re-election at the 1997 Annual Meeting as part of a management-endorsed slate with the Management Directors; (3) Craig Fishman's employment contract was extended through July 1999; and (4) the newly elected Board would immediately after the 1997 Annual Meeting:
          (a) elect Mr. Campbell as Chairman of the Board; and (b) create an Executive Committee that would consist of three of Allstate's independent directors (Messrs. Campbell, McNally and Savage), and Craig Fishman (the "Agreement"). Messrs. Campbell, McNally and Savage believed that the provisions of the Agreement constituted the minimum organizational reform necessary to address their concerns regarding corporate management and the poor financial performance of Allstate, and they supported the Agreement in order to minimize the potential for a costly and disruptive proxy contest at the 1997 Annual Meeting.

          CUSIP No.  020011 10 2   Amendment No. 10            Page 9 of 13


               Immediately after the 1997 Annual Meeting, the newly-elected Board convened to transact business, including the implementation of the balance of the Agreement that the newly-elected Board members had agreed to and which Allstate's Proxy Statement dated October 17, 1997 represented would be carried out by the new Board during that initial meeting. However, having by then obtained their benefits under the Agreement, the Management Directors immediately and for the first time disavowed the balance of the Agreement. Upon motion of Mr. Savage, seconded by Mr. Campbell, to implement the balance of the Agreement, the five Management Directors all formally voted against carrying out the plan of reorganization. The Management Directors' vote against carrying out the plan of reorganization was contrary to the Proxy Statement's representations to shareholders and in violation of the Agreement that had secured their re-election without a contest. As a result, the Board failed to implement the balance of the Agreement by a vote of five to four.

               A hearing was held in the Circuit Court of Arlington County on February 2, 1998, and closing arguments were presented on February 18, 1998. Since all of Allstate's directors are elected at each annual meeting, litigation counsel for the Reporting Persons proposed that the 1998 election of directors take place in May 1998 in accordance with Allstate's By-Laws, as the effect would be the same as setting aside the 1997 election in terms of providing the stockholders with a fair opportunity to elect directors. This proposal by the Reporting Persons also had the benefit of avoiding the cost and expense of re-doing the 1997 election.

               On February 18, 1998, in commenting on the 1997 election, the Circuit Court judge stated that the vote was not fair and that "the best thing to do would be to have another election. I don't think this was fair and I think the only way on balance to correct it is to have another election." On March 4, 1998, the Circuit Court judge entered a decree indicating that it had granted the Reporting Persons' motion for Summary Relief and then ordered that an election of directors of Allstate be held on Tuesday, May 12, 1998. This was the date that had been suggested by counsel for the Reporting Persons.

               In order to avoid the costs and disruption of a proxy contest, the Reporting Persons attempted to negotiate in good faith a single slate of directors for the May 12, 1998 election. However, in response to these overtures, Allstate's management
          (i) stated that they believed they had won the lawsuit (despite the judge's statements that the 1997 election was not fair and the order that another election be promptly held),
          (ii) threatened to  hire  an expensive  New  York law  firm,  and
          (iii) indicated that they would win the election on May 12, 1998 (even though stockholders had not yet been given the opportunity to vote).

               The Reporting Persons believe that Allstate's management is prepared to waste corporate assets and engage in a lengthy and expensive battle to retain its control over the company. The Reporting Persons urge the Management Directors to act in the best interests of all stockholders and to recognize their fiduciary duties to stockholders.

          CUSIP No.  020011 10 2   Amendment No. 10           Page 10 of 13


               The Circuit Court judge, after hearing testimony regarding the poor financial performance of Allstate, stated that "it's really extraordinary to see what this company is worth in light of the market that's doubled in the last few years." The Reporting Persons agree with the court and believe that it is time for a change in the way the Management Directors have run the company.

               The Board of Directors of Allstate voted on March 12, 1998 to set the number of directors at five and to set April 7, 1998 as the voting record date for the May 12, 1998 annual meeting, with Messrs. Campbell, McNally and Savage voting in favor of such resolution. The Reporting Persons presently expect to run a full slate of directors, although no decision has been made yet as to whom such directors (other than Messrs. Campbell, McNally and Savage) will be.

          Item 5.  Interest in Securities of the Issuer

               (a) According to the Issuer's Report on Form 10-QSB for the quarter ended September 30, 1997, a total of 2,318,185 shares of Common Stock were issued and outstanding as of November 12, 1997. As of December 29, 1997, Value Partners beneficially owned 488,368 shares of Common Stock, representing approximately 21.1% of the Common Stock issued and outstanding. In addition, Value Partners owns $1,301,000 of Notes, which are convertible into 173,467 shares of Common Stock. Because the Notes are currently convertible into Common Stock, Value Partners is deemed to beneficially own for purposes of Rule 13d-3 of the Securities Exchange Act of 1934 an aggregate of 661,835 shares of Common Stock, or 26.6% of the 2,491,652 shares of Common Stock that would be issued and outstanding if Value Partners fully converted its Notes into Common Stock.

               Under Article 14 of the Virginia Stock Corporation Act (the "Act"), Sections 13.1-728.1 through 13.1-728.9, persons who have acquired beneficial ownership of 20% or more of the outstanding voting shares of a Virginia corporation are deemed to have made a "control share acquisition." In the event Allstate has 300 or more stockholders for purposes of the Act, then the shares beneficially owned by Value Partners in excess of such threshold cannot be voted until such time, if any, that the other shareholders of the Issuer pass a resolution restoring such voting rights. As a result, the maximum number of shares that Value Partners both beneficially owns and is entitled to vote is currently limited to 463,636 shares (based on 2,318,185 issued and outstanding shares).

               Mr. Campbell beneficially owns 2,500 shares of Common Stock jointly with his spouse, representing approximately .1% of the Common Stock issued and outstanding. In addition, Mr. Campbell holds options to purchase 11,000 shares of Common Stock. Because the options are exercisable within 60 days of March 4, 1998, Mr. Campbell is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 13,500 shares of Common Stock, or .6% of the 2,329,185 shares of Common Stock that would be issued and outstanding if Mr. Campbell fully exercised his options.

        CUSIP No.  020011 10 2   Amendment No. 10           Page 11 of 13


               Mr. McNally beneficially owns 1,000 shares of Common Stock through an individual retirement account, or less than .1% of the Common Stock issued and outstanding. In addition, Mr. McNally holds options to purchase 12,000 shares of Common Stock. Because the options are exercisable within 60 days of March 4, 1998, Mr. McNally is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 13,000 shares of Common Stock, or .6% of the 2,330,185 shares of Common Stock that would be issued and outstanding if Mr. McNally fully exercised his options.

               Mr. Savage beneficially owns 6,000 shares of Common Stock, or approximately .3% of the Common Stock issued and outstanding, and his spouse owns 1,000 shares of Common Stock or less than .1% of the Common Stock issued and outstanding. In addition, Mr. Savage holds options to purchase 12,000 shares of Common Stock. Because the options are exercisable within 60 days of March 4, 1998, Mr. Savage is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 19,000 shares of Common Stock, or .8% of the 2,330,185 shares of Common Stock that would be issued and outstanding if Mr. Savage fully exercised his options.

               In  the aggregate,  the  Reporting Persons  beneficially own
          498,868 shares of Common Stock, representing 21.5% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. If the Notes held by Value Partners were fully converted and if the options held by Messrs. Campbell, McNally and Savage were fully exercised, the Reporting Persons would hold 707,335 shares, or 28.0% of the 2,526,652 shares of Common Stock that would then be issued and outstanding.

               (b) Value Partners has the sole power to vote and dispose of the Common Stock and the Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock or the Notes owned by it. Ewing & Partners, EAM and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock and the Notes owned by Value Partners.
          Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not

          CUSIP No.  020011 10 2   Amendment No. 10           Page 12 of 13


          have any shared voting or dispositive power over the Common Stock and the Notes owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners. Value Partners, Ewing & Partners, EAM and Mr. Ewing each disclaim any beneficial ownership in the shares of Common Stock held by Messrs. Campbell, McNally and Savage, and further disclaim the existence of any agreement, arrangement or understanding with any of Messrs. Campbell, McNally and Savage as to how they will exercise the beneficial ownership of their shares of Common Stock.

               Mr. Campbell shares  the power to vote and to dispose of his
          2,500 shares of Common Stock with his spouse, Mary W. Campbell. Mr Campbell's options to purchase 11,000 shares of Common Stock are held solely by Mr. Campbell. Mr Campbell disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons, and further disclaims the existence of any agreement, arrangement or understanding with any of the other Reporting Persons as to how they will exercise the beneficial ownership of their shares of Common Stock.

               Mr. McNally has the sole power to vote and to dispose of the 1,000 shares of Common Stock held by him, and his options to purchase 12,000 shares of Common Stock are held solely by him. Mr. McNally disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons, and further disclaims the existence of any agreement, arrangement or understanding with any of the other Reporting Persons as to how they will exercise the beneficial ownership of their shares of Common Stock.

               Mr. Savage has the sole power to vote and to dispose of the 6,000 shares of Common Stock held by him, and shared power to vote and to dispose of the 1,000 shares of Common Stock held by his spouse, Ilona S. Savage. Mr. Savage's options to purchase 12,000 shares of Common Stock are held solely by him. Mr. Savage disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons, and further disclaims the existence of any agreement, arrangement or understanding with any of the other Reporting Persons as to how they will exercise the beneficial ownership of their shares of Common Stock.

          CUSIP No.  020011 10 2   Amendment No. 10           Page 13 of 13


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    VALUE PARTNERS, LTD.

                                    By: Ewing & Partners as General Partner


March 13, 1998                     By:/s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing
                                      General Partner

                                      EWING & PARTNERS

March 13, 1998                     By:/s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing
                                      General Partner

March 13, 1998                        /s/ Timothy G. Ewing
                                      --------------------
                                      Timothy G. Ewing

March 12, 1998                        /s/ David W. Campbell
                                      --------------------
                                      David W. Campbell

March 12, 1998                        /s/ Edward A. McNally
                                      --------------------
                                      Edward A. McNally

March 16, 1998                        /s/ William H. Savage
                                      --------------------
                                      William H. Savage